Exhibit 99.2

Pyxis Tankers Announces Financial Results for the Three Months Ended September 30, 2023

Maroussi, Greece, November 20, 2023 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS) (the “Company” or “Pyxis Tankers”), an international shipping company, today announced its unaudited results for the three and nine month periods ended September 30, 2023.

Summary

For the three months ended September 30, 2023, our Revenues, net were $11.1 million. For the same period, our time charter equivalent (“TCE”) revenues were $9.3 million, representing a decrease of approximately $2.7 million, or 22.3%, over the comparable period in 2022 when we operated more vessels. Our net income attributable to common shareholders for the three months ended September 30, 2023 was $3.1 million, representing a decrease of $2.0 million from net income of $5.1 million in the comparable period of 2022. For the third quarter of 2023, the net income per share was $0.29 basic and $0.26 diluted compared to the net income per share of $0.48 basic and $0.42 diluted for the same period in 2022. Our Adjusted EBITDA for the three months ended September 30, 2023 was $5.5 million, which represented a decrease of $2.5 million over the comparable period in 2022. Please see “Non-GAAP Measures and Definitions” below.

In Mid-September, we closed on the previously announced $6.8 million equity investment in an operating joint venture to purchase the 2016 Japanese built Ultramax drybulk carrier “Konkar Ormi”. We own 60% of this joint venture and the balance is owned by an entity related to our Chief Executive Officer and Chairman. The purchase of “Konkar Ormi” for $28.5 million by the joint venture, plus working capital, was funded by $11.3 million of cash equity and a $19.0 million secured five year bank loan. The delivery of the vessel occurred on September 14, 2023 and her initial charter commenced October 5, 2023. We consolidate in our financial statements the aforementioned newly acquired dry bulk “Konkar Ormi” under the relevant ASC 810 guidelines as a result of our control over the joint venture.

We previously announced on September 22, 2023, an agreement to sell the vessel “Pyxis Epsilon”, a 2015 built 50,295 dwt. product tanker, for $40.75 million in cash. Completion of the vessel sale, which is subject to customary closing conditions, is expected to occur during December 2023. After the repayment of the outstanding indebtedness secured by the vessel and the payment of various transaction costs, we should receive cash proceeds of approximately $26.4 million, which is expected to be used for general corporate purposes. During the fourth quarter, 2023, we expect to recognize a non-cash gain from asset disposition of approximately $17.1 million or $1.62 per current outstanding common share or $1.38 per diluted share.

Valentios Valentis, our Chairman and CEO, commented:

“Once again, we are pleased to report solid results for our third fiscal quarter 2023 with Revenues, net of $11.1 million and Net Income attributable to common shareholders of $3.1 million, both sequential improvements from the prior quarter. Even in the face of high inflation, resilient economic activity in many parts of the world has resulted in good demand for transportation fuels. Favorable market fundamentals continue to be supported by low inventories of a number of refined petroleum products. More significantly, the impact of the war in the Ukraine has extended market dislocation, including arbitrage opportunities, as well as redirected trade flows from shorter-hauls to longer distances resulting in ton-mile expansion of seaborne cargoes, thereby reducing available vessel capacity. Consequently, the chartering outlook for product tankers remains healthy and asset values high, reflecting a sustainable and constructive environment for the sector. However, expanding geo-political events, such as the recent Israeli-Hamas conflict, have created far reaching and uncertain implications worldwide and increased market volatility within our sector. Sadly, weather and climate developments, such as the drought affecting transits through the Panama Canal, only add to this complexity.

For the three months ended September 30, 2023, our daily TCE rate for our four Eco-efficient tankers decreased approximately $1,000 per day to $28,024 compared to the same period in 2022. However, Opex for these vessels declined 5.5% during the most recent period to a daily average of $6,513, which help support our operating margin. As we move into the stronger seasonal period of winter, our bookings remain strong. As of November 20, 2023, 84% of the available days in the fourth quarter of 2023 for our MR’s were booked at an estimated average TCE of $29,600 per vessel. Excluding the “Pyxis Epsilon”, two of our tankers are currently under short-term time charters and one in the spot market. We expect to prudently maintain our mixed employment strategy.

For the near term, we expect unprecedent levels of volatility to challenge all of us. In spite of this, we believe charter rates should stay above five-year averages through 2024 given sector supply/demand fundamentals aided by modest inventories of refined petroleum products in numerous locations worldwide as well as the ongoing effects of the G-7 and European Union ban and price caps on seaborne cargoes of Russian refined products. In its October 2023 update, the International Monetary Fund slightly revised its outlook for global GDP growth in 2023 and 2024 to average 3% annually due to resilient economic activity, primarily within the OECD, offset by the headwinds of stricter monetary policies and high, but decelerating inflation. GDP growth for advanced economies is forecasted at 1.5% this year, while emerging and developing economies are expected to achieve growth of 4%. In November 2023, the International Energy Agency slightly revised its forecast for global oil demand to increase 2.4% or 2.4 million barrels per day (“Mb/d”) to 102.0 Mb/d in 2023. In August, global refinery runs hit a record of 83.6 Mb/d and should reach 84.2 Mb/d by year-end. Despite an acceleration in the third quarter of crude prices, which subsequently declined, crack spreads remain above 5 year averages. The processing of cheaper Russian Urals crude has benefitted a number of refineries in India and China, leading to significant increases in refined product exports to capture arbitrage opportunities and further expand ton-mile shipments. At the end of October, a leading research firm updated its forecast for global product tanker ton-miles to increase 6% in 2024 with cargo volumes to grow 3.5%. Over the long-term, scheduled changes in the global refinery landscape, led by capacity additions outside of the OECD, should provide added longer-haul volumes. Although new build ordering has picked-up, the MR orderbook still remains relatively low by historical standards with deliveries moving into 2026. Moreover, the large number of inefficient 20+ year old tankers exceed the orderbook and are demolition candidates during the next five years. Overall, we continue to believe MR tanker supply to grow annually at less than 2% net, through 2024.

Secondhand values for modern eco-efficient product tankers have remained historically very high. We have continued to take advantage of these exceptionally strong conditions by selling the eight year old “Pyxis Epsilon” at a very attractive price. Upon closing of the sale, we anticipate that we will have in excess of $57.0 million in available cash for additional capital projects. Assuming the availability of moderate leverage, we could have the fire-power to double the size of our fleet under the right circumstances. However, at this time asset prices are still too high for us to aggressively pursue fleet expansion of our MR’s. In order to enhance shareholder value, we will continue to improve our balance sheet, repurchase shares and selectively consider compelling investments in other shipping segments, including dry bulk.”

Results for the three months ended September 30, 2022 and 2023

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the interim consolidated financials presented below. Company’s Financial Statements, as of September 30, 2023, fully consolidate for first time, the aforementioned operating joint venture of the newly acquired dry bulk vessel “Konkar Ormi” under the relevant ASC 810 guidelines.

For the three months ended September 30, 2023, we reported Revenues, net of $11.1 million, or 34.7% lower than $17.0 million in the comparable 2022 period. Our net income attributable to common shareholders was $3.1 million, or $0.29 basic and $0.26 diluted net income per share, compared to a net income attributable to common shareholders of $5.1 million, or $0.48 basic and $0.42 diluted net income per share, for the same period in 2022. The weighted average number of basic shares had increased by approximately 126 thousand common shares from the third quarter of 2022 to 10.7 million shares in the same period of 2023. The weighted average number of diluted common shares in 2023 of approximately 12.6 million shares assumes the full conversion of all the outstanding Series A Convertible Preferred Stock in the most recent period. The average MR daily TCE rate during the third quarter of 2023 was $28,024 or 3.6% lower than the $29,062 MR daily TCE rate for the same period in 2022, due to lower demurrage income, led by lower spot chartering activity. The revenue mix for the third quarter of 2023 was 59% from short-term time charters and 41% from spot market employment. Adjusted EBITDA decreased by $2.5 million to $5.5 million in the third quarter of 2023 from $8.0 million for the same period in 2022.

2

Results for the nine months ended September 30, 2022 and 2023

For the nine months ended September 30, 2023, we reported Revenues, net of $32.2 million, a decrease of $7.7 million, or 19.4%, from $40.0 million in the comparable period of 2022. During the nine months of 2023, our MR’s were contracted mainly under short-term time charters of 847 days and for the rest of the period employed in the spot market resulting in an overall MR daily TCE rate for our fleet of $25,404.

Our net income attributable to common shareholders for the nine months ended September 30, 2023, was $14.6 million, or income of $1.35 per share basic and $1.21 per share diluted, compared to a net income of $6.0 million, or an income of $0.57 per share basic and $0.53 per share diluted for the same period in 2022. A $8.0 million gain on the sale of one MR was recognized in the 2023 period. Higher MR daily TCE rate of $25,404 and higher MR fleet utilization of 95.0% for our MR’s during the nine months ended September 30, 2023, were compared to a MR daily TCE rate of $23,079 and MR fleet utilization of 86.4% during the same period in 2022. Our Adjusted EBITDA of $14.9 million represented an increase of $0.4 million from $14.5 million for the same nine month period in 2022.

	Three months ended September 30,		Nine months ended September 30,
(Amounts in thousands of U.S. dollars, except for daily TCE rates)	2022	2023	2022	2023

MR Revenues, net [1]	$16,998	$11,098	$39,371	$32,219
MR Voyage related costs and commissions [1]	(5,024)	(1,654)	(12,437)	(4,910)
MR Time charter equivalent revenues [1,2]	$11,974	$9,444	$26,934	27,309

MR Total operating days [1,2]	412	337	1,167	1,075

MR Daily time charter equivalent rate [1,2]	29,062	28,024	23,079	25,404

Average number of MR vessels[3]	5.0	4.0	5.0	4.3

1 a) The above data referred only to our MR fleet and exclude the dry bulk “Konkar Ormi” delivered to our Joint Venture on September 14, 2023. The “Konkar Ormi” commenced the initial charter on October 5, 2023. Thus, “Voyage related costs and commissions” of $141 thousand related to the drybulk vessel are not included in the above table. b) Our non-core small tankers, “Northsea Alpha” and “Northsea Beta”, which were sold on January 28, 2022 and March 1, 2022, respectively, have been excluded in the above table. Both vessels were under spot employment for approximately 7 and 36 days, respectively, in 2022 as of the delivery date to their buyer. For the nine months ended September 30, 2022, “Revenues, net” attributable to these vessels was $595 thousand and “Voyage related costs and commissions” was $386 thousand. For the three and nine months ended September 30, 2023, the same expenses attributable to these vessels ware nil and $10 thousand, respectively. c) Also, a $6 thousand write-off of “MR Voyage related costs and commissions” related to the previous year’s voyage commissions of the “Pyxis Delta” has been excluded in the third quarter of 2023.

2 Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

3 The Eco-Modified MR “Pyxis Malou” was sold to an unaffiliated buyer on March 23, 2023.

Management’s Discussion and Analysis of Financial Results for the Three Months ended September 30, 2022 and 2023

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the interim consolidated financials presented below. Company’s Financial Statements, as at September 30, 2023, fully consolidate for first time, the aforementioned operating joint venture of the newly acquired dry bulk vessel “Konkar Ormi” under the relevant ASC 810 guidelines. (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

3

Revenues, net: Revenues, net of $11.1 million for the three months ended September 30, 2023, represented a decrease of $5.9 million, or 34.7%, from $17.0 million in the comparable period of 2022. In the third quarter of 2023, our MR daily TCE rate for our fleet was $28,024, a $1,038 per day decrease from $29,062 for the same period in 2022. The aforementioned changes were the result of the lower demurrage income due to lower spot chartering activity in the third quarter of 2023, which were offset by the higher utilization of 98.5% in the third quarter of 2023 in comparison to the 89.6% in the same period of 2022. Also, due to the sale of the “Pyxis Malou” in the first quarter of 2023, we operated one less vessel, thus four MRs, during the most recent period, significantly reducing revenue days and total revenues for our fleet.

Voyage related costs and commissions: Voyage related costs and commissions of $1.8 million in the third quarter of 2023, represented a decrease of $3.2 million, or 64.3%, from $5.0 million in the same period of 2022, primarily as a result of the decreased spot employment for our MR’s from 186 days in the third quarter in 2022 to 110 days in the same period in 2023. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in spot employment results in decreased voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $2.7 million for the three month period ended September 30, 2023, represented a decrease of $0.4 million, or 13.0%, from $3.1 million in the same period of 2022, as a result of lower operating expenses due to the sale of “Pyxis Malou”.

General and administrative expenses: General and administrative expenses of $0.8 million for the quarter ended September 30, 2023 increased from $0.6 million in the same period in 2022. The $0.2 million increase was mainly due to the non-cash charge of the common shares granted under the Company’s existing Employee Incentive Program (the “EIP”). In May 2023, our Board of Directors’ Nominating & Corporate Governance Committee approved the issuance of a total of 55,000 restricted common shares under the EIP to 24 employees, board members and Company affiliates. The restricted shares have vesting periods through November 2024. A non–cash charge of $73 thousand was recognized in General and administrative expenses during the third quarter of 2023.

Management fees: For the three months ended September 30, 2023, management fees charged by Pyxis Maritime Corp. (“Maritime”), our ship management company which is affiliated with our Chairman and Chief Executive Officer, Mr. Valentis, and by International Tanker Management Ltd. (“ITM”), our fleet’s technical manager, overall decreased by 8.2% from $0.4 million to $0.3 million as a result of the sale of vessel “Pyxis Malou” in the first quarter 2023.

Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the quarter ended September 30, 2023, remained flat compared to the same period in 2022.

Depreciation: Depreciation of $1.3 million for the quarter ended September 30, 2023, decreased by $0.2 million or 14.4% compared to $1.5 million in the same period of 2022. The decrease was attributed to the ceasing of depreciation due to the sale of vessel “Pyxis Malou” during the first quarter of 2023.

Interest and finance costs: Interest and finance costs, $1.4 million for the quarter ended September 30, 2023, increased $0.2 million or 16.8% compared to $1.2 million for the same period in 2022. Despite lower average debt levels, this increase was primarily attributable to higher LIBOR/SOFR indexed rates paid on all the floating rate bank debt.

Interest income: Interest income, $0.4 million received during the quarter ended September 30, 2023, compared to nil for the same period in 2022, due to larger balances of short term time deposits.

Loss assumed by non-controlling interests: Loss assumed by non-controlling interests for the quarter ended September 30, 2023, of $0.3 million represents the 40% share of the loss which is attributable to the Non-Controlling Interest in the dry bulk joint venture (the “NCI”).

Management’s Discussion and Analysis of Financial Results for the Nine Months ended September 30, 2022 and 2023

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the interim consolidated financials presented below Company’s Financial Statements, as of September 30, 2023, fully consolidate for first time, the aforementioned operating joint venture of the newly acquired dry bulk vessel “Konkar Ormi” under the relevant ASC 810 guidelines. (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

4

Revenues, net: Revenues, net of $32.2 million for the nine months ended September 30, 2023, represented a decrease of $7.7 million, or 19.4%, from $40.0 million in the comparable period of 2022. In the nine month period of 2023, our MR daily TCE rate for our fleet was $25,404, a $2,325 per day increase from the same 2022 period as a result of the improvement in the fleet utilization from 86.4% to 95.0% for the nine months ended September 30, 2023 and the $7.8 million decrease in the voyage related costs and commissions discussed below. Due to the sale of the “Pyxis Malou” in March, we operated one less MR during a significant portion of the 2023 period.

Voyage related costs and commissions: Voyage related costs and commissions of $5.1 million for the nine months ended September 30, 2023, represented a decrease of $7.8 million, or 60.5%, from $12.8 million in the same period in 2022. For the nine months ended September 30, 2023, our MRs were on spot charters for 284 days in total, compared to 696 days for the respective period in 2022. This lower spot chartering activity for our MRs contribute lower voyage costs which are typically borne by us rather than the charterer, thus an increase in spot employment results in increased voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $8.5 million for the nine months ended September 30, 2023, represented a $0.9 million or 9.9% decrease compared to $9.4 million for the same period ended September 30, 2022. This decrease was mainly attributed to the sale of the “Pyxis Malou” during the first quarter of 2023. Fleet ownership days for the nine months ended September 30, 2023 was 1,174 days for our MR’s plus 17 days for the dry bulk vessel compared to 1,365 days for the same period in 2022.

General and administrative expenses: General and administrative expenses of $2.8 million for the nine months ended September 30, 2023, represented an increase of $0.9 million or 48.9%, from $1.9 million in the comparable period in 2022, mainly due to the performance bonus of $0.6 million paid to Maritime. Also, in General and administrative expenses during the nine month period of 2023, we recognized a non–cash charge of $120 thousand related to the aforementioned common share grant under the EIP. In addition, certain administrative fees were adjusted by 9.65% to reflect the 2022 inflation rate in Greece.

Management fees: For the nine months ended September 30, 2023, management fees paid to Maritime and ITM of $1.1 million in the aggregate, represented a decrease of $0.2 million compared to $1.3 million for the same period ended September 30, 2022. The decrease was the result of the sales of “Northsea Alpha”, “Northsea Beta” which occurred during the first quarter of 2022 and the sale of “Pyxis Malou” during the first quarter of 2023, partially offset by the fact that ship management fees to Maritime for the nine months ended September 30, 2023 were adjusted upwards to reflect the 9.65% annual 2022 inflation rate in Greece.

Amortization of special survey costs: Amortization of special survey costs of $0.3 million for the nine months ended September 30, 2023, remained flat compared to the same period in 2022.

Depreciation: Depreciation of $4.0 million for the nine months ended September 30, 2023, decreased by $0.6 million or 13.4% compared to $4.6 million in the comparable period of 2022. The decrease was attributed to the ceasing of depreciation due to the sales of “Northsea Alpha” and “Northsea Beta” during the first quarter of 2022 and the sale of vessel “Pyxis Malou” during the first quarter of 2023.

Gain from the sale of vessels, net: During the nine months ended September 30, 2023, we recorded a gain from the sale of the “Pyxis Malou” of $8.0 million, which occurred in the first quarter of 2023. In the comparable period in 2022, we recorded $0.5 million loss related to repositioning costs for the deliveries of the “Northsea Alpha” and “Northsea Beta” to their buyer.

5

Loss from debt extinguishment: During the nine months ended September 30, 2023, we recorded a loss from debt extinguishment of approximately $0.3 million reflecting the write-off of the remaining unamortized balance of deferred financing costs, which were associated with the first quarter loan repayments from the sale of the “Pyxis Malou” and debt refinancing of the “Pyxis Karteria”. During the nine months ended September 30, 2022, we recorded a loss from debt extinguishment of approximately $34 thousand reflecting the write-off of the remaining unamortized balance of deferred financing costs, which were associated with the repayments of the “Northsea Alpha” and “Northsea Beta” loans.

Gain/(Loss) from financial derivative instruments: A Loss from financial derivative instruments of $60 thousand for the nine months ended September 30, 2023 was compared to $0.5 million gain in the comparable period of 2022. During the nine months ended September 30, 2022, we recorded a gain from financial derivative instruments of $0.5 million related to the valuation of the $9.6 million interest rate cap purchased in July 2021.

Interest and finance costs: Interest and finance costs for the nine months ended September 30, 2023, were $4.2 million, compared to $3.0 million in the comparable period in 2022, an increase of $1.2 million, or 39.0%. Despite lower average debt levels, this increase was primarily attributable to higher LIBOR/SOFR indexed rates paid on all the floating rate bank debt. In addition to scheduled loan amortization, we prepaid the $6.0 million 7.5% Promissory Note in full during the first quarter, 2023. On March 13, 2023, we completed the debt refinancing of the “Pyxis Karteria”, our 2013 built vessel, with a $15.5 million five year secured loan from a new lender. The loan is priced at SOFR plus 2.7%.

Interest income: Interest from time deposits, $0.8 million received during the nine month period ended September 30, 2023, compared to nil for the same period in 2022, due to larger balances of short term time deposits.

Loss assumed by non-controlling interests: Loss assumed by non-controlling interests for the quarter ended September 30, 2023, of $0.3 million represents the 40% share of the loss which is attributable to the Non-Controlling Interest in the dry bulk joint venture (the “NCI”).

6

Interim Consolidated Statements of Comprehensive Net Income

For the three months ended September 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three months ended September 30,
	2022	2023

Revenues, net	$16,998	$11,098

Expenses:
Voyage related costs and commissions	(5,021)	(1,795)
Vessel operating expenses	(3,095)	(2,692)
General and administrative expenses	(574)	(806)
Management fees, related parties	(154)	(136)
Management fees, other	(200)	(189)
Amortization of special survey costs	(91)	(98)
Depreciation	(1,538)	(1,317)
Bad debt provisions	50	—
Allowance for credit gains/(losses)	(45)	22
Operating income	6,330	4,087

Other expenses:
Gain from financial derivative instruments	191	—
Interest and finance costs	(1,193)	(1,393)
Interest income	—	386
Total other expenses, net	(1,002)	(1,007)

Net income	$5,328	$3,080

Loss assumed by non-controlling interests	—	261
Net income attributable to Pyxis Tankers Inc.	$5,328	$3,341

Dividend Series A Convertible Preferred Stock	(218)	(195)
Net income attributable to common shareholders	$5,110	$3,146

Income per common share, basic	$0.48	$0.29
Income per common share, diluted	$0.42	$0.26

Weighted average number of common shares, basic	10,613,424	10,739,700
Weighted average number of common shares, diluted	12,641,229	12,562,685

7

Interim Consolidated Statements of Comprehensive Net Income

For the nine months ended September 30, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Nine months ended September 30,
	2022	2023

Revenues, net	$39,966	$32,219

Expenses:
Voyage related costs and commissions	(12,823)	(5,068)
Vessel operating expenses	(9,419)	(8,482)
General and administrative expenses	(1,886)	(2,808)
Management fees, related parties	(548)	(466)
Management fees, other	(716)	(586)
Amortization of special survey costs	(266)	(274)
Depreciation	(4,562)	(3,951)
Allowance for credit gains/(losses)	(49)	97
Gain/(Loss) from the sale of vessel, net	(466)	8,017
Operating income	9,231	18,698

Other expenses, net:
Loss from debt extinguishment	(34)	(287)
Gain/(loss) from financial derivative instruments	511	(59)
Interest and finance costs	(3,022)	(4,201)
Interest income	—	799
Total other expenses, net	(2,545)	(3,748)

Net income	$6,686	$14,950

Loss assumed by non-controlling interests	—	261
Net income attributable to Pyxis Tankers Inc common shareholders	$6,686	$15,211

Dividend Series A Convertible Preferred Stock	(667)	(613)
Net income attributable to common shareholders	$6,019	$14,598

Income per common share, basic	$0.57	$1.35
Income per common share, diluted	$0.53	$1.21

Weighted average number of common shares, basic	10,613,424	10,749,449
Weighted average number of common shares, diluted	12,641,229	12,551,528

8

Consolidated Balance Sheets

As of December 31, 2022 and September 30 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31,	September 30,
	2022	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,563	$31,799
Restricted cash, current portion	376	800
Inventories	1,911	1,782
Trade accounts receivable, net	10,469	2,360
Prepayments and other current assets	204	257
Insurance claim receivable	608	—
Total current assets	21,131	36,998

FIXED ASSETS, NET:
Vessels, net	114,185	123,523
Total fixed assets, net	114,185	123,523

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	2,250	1,500
Financial derivative instrument	619	—
Deferred dry dock and special survey costs, net	794	1,777
Total other non-current assets	3,663	3,277
Total assets	$138,979	$163,798

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$5,829	$6,984
Trade accounts payable	2,604	2,854
Due to related parties	1,028	1,067
Hire collected in advance	2,133	2,713
Accrued and other liabilities	967	1,089
Total current liabilities	12,561	14,707

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	59,047	69,407
Promissory note	6,000	—
Total non-current liabilities	65,047	69,407

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; 449,473 Series A Convertible Preferred Shares issued and outstanding as at December 31, 2022 and 403,831 at September 30, 2023)	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 10,614,319 shares issued and outstanding as at December 31, 2022 and 10,686,908 at September 30, 2023, respectively)	11	11
Additional paid-in capital	111,869	111,313
Accumulated deficit	(50,509)	(35,899)
Non-controlling interest of Joint Venture	—	4,259
Total stockholders’ equity	61,371	79,684
Total liabilities and stockholders’ equity	$138,979	$163,798

9

Interim Consolidated Statements of Cash Flows

For the nine months ended September 30, 2022 and 2023

(Expressed in thousands of U.S. dollars)

	Nine months ended September 30,
	2022	2023
Cash flows from operating activities:
Net income	$6,686	$14,950
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,562	3,951
Amortization and write-off of special survey costs	266	274
Allowance for credit losses	49	(97)
Amortization and write-off of financing costs	229	185
Amortization of restricted common stock grants	—	120
Loss from debt extinguishment	34	287
Loss/(Gain) from financial derivative instrument	(511)	59
Gain on sale of vessel, net	—	(8,017)
Changes in assets and liabilities:
Inventories	(1,252)	129
Due from related parties	1,596	40
Trade accounts receivable, net	(7,368)	8,206
Prepayments and other assets	(129)	(53)
Insurance claim receivable	(1,894)	608
Special survey cost	(442)	(1,202)
Trade accounts payable	655	(157)
Hire collected in advance	918	580
Accrued and other liabilities	(222)	122
Net cash provided by operating activities	$3,177	$19,985

Cash flow from investing activities:
Proceeds from the sale of vessel, net	8,509	24,291
Join Venture payments for vessel acquisition	(2,995)	(28,500)
Ballast water treatment system installation	(555)	(630)
Vessel additions	—	(99)
Net cash (used in)/provided by investing activities	$4,959	$(4,938)

Cash flows from financing activities:
Proceeds from long-term debt	—	15,500
Proceeds from long-term debt for Joint Venture	—	19,000
Repayment of long-term debt	(10,505)	(23,178)
Contributions from non-controlling interests to Join Venture	—	4,520
Repayment of promissory note	—	(6,000)
Financial derivative instrument	—	561
Payment of financing costs	(1)	(148)
Join Venture payment of financing costs	—	(114)
Preferred stock dividends paid	(654)	(601)
Common stock re-purchase program	—	(677)
Net cash provided by/(used in) financing activities	$(11,160)	$8,863

Net (decrease)/increase in cash and cash equivalents and restricted cash	(3,024)	23,910
Cash and cash equivalents and restricted cash at the beginning of the period	9,874	10,189
Cash and cash equivalents and restricted cash at the end of the period	$6,850	$34,099

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$2,773	$3,853
Unpaid portion of financing costs	—	16
Unpaid portion of Special survey cost	—	224
Unpaid portion of Ballast water treatment system installation	—	166

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Liquidity, Debt and Capital Structure

Pursuant to our loan agreements, as of September 30, 2023, we were required to maintain a minimum cash balance of $2.3 million. Total cash and cash equivalents, including the minimum liquidity, aggregated $34.1 million as of September 30, 2023.

Total funded debt (in thousands of U.S. dollars), net of deferred financing costs, includes the bank debt of $19.0 million related to dry bulk carrier, the “Konkar Ormi”, which was acquired in September, 2023:

	December 31,	September 30,
	2022	2023
Funded debt, net of deferred financing costs	$64,876	$76,391
Promissory Note - related party	6,000	—
Total funded debt	$70,876	$76,391

At September 30, 2023, our weighted average interest rate on our total funded debt for the nine month period was 8.19% and we had short-term interest bearing money market investments of $26.0 million.

On September 30, 2023, we had a total of 10,686,908 common shares issued and outstanding of which Mr. Valentis beneficially owned 53.6%, 403,831 Series A Preferred Shares (NASDAQ Cap Mkts: PXSAP), which have a conversion price of $5.60, and 1,591,062 warrants (NASDAQ Cap Mkts: PXSAW), which have an exercise price of $5.60, (excluding non-tradeable underwriter’s common stock purchase warrants of which 107,143 and 3,460 have exercise prices of $8.75 and $5.60, respectively, and 2,000 and 2,683 Series A Preferred Shares purchase warrants which have an exercise price of $24.92 and $25.00 per share, respectively).

In the nine month period ended September 30, 2023, we repurchased 186,335 common shares at an average price of $3.64 per share, including brokerage commissions, under the authorized $2.0 million re-purchase program. As of November 14, 2023, we had purchased an additional 107,933 common shares and in aggregate have spent $1.1 million under this program. As of that date, 10,579,870 common shares were outstanding. Our Board of Directors has authorized a six months extension through May, 2024 of the program which may also include the re-purchase of Series A Preferred Shares.

Drydockings

During the nine months ended September 30, 2023, we completed the second special survey for the 2013 built “Pyxis Karteria” and “Pyxis Theta”, the latter of which we installed a ballast water treatment system. In aggregate, we incurred 43 drydocking days and capital costs of $2.3 million. Our next special survey is scheduled for the “Konkar Ormi” in 2026.

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income, interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating charges/gains, such as loss from debt extinguishment, loss or gain from the financial derivative instrument, gain or loss from the sale of vessel and interest income. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments;
●	changes in, or cash requirements for, our working capital needs; and
●	cash requirements necessary to service interest and principal payments on our funded debt.

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In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net income, as reflected in the Consolidated Statements of Comprehensive Net Income to EBITDA and Adjusted EBITDA:

Reconciliation of Net Income to Adjusted EBITDA	Three months ended September 30,		Nine months ended September 30,
(Amounts in thousands of U.S. dollars)	2022	2023	2022	2023

Net income	$5,328	$3,080	$6,686	$14,950

Depreciation	1,538	1,317	4,562	3,951

Amortization of special survey costs	91	98	266	274

Interest and finance costs	1,193	1,393	3,022	4,201

EBITDA	$8,150	$5,888	$14,536	$23,376

Interest income	—	(386)	—	(799)

Loss from debt extinguishment	—	—	34	287

Loss/(Gain) from financial derivative instrument	(191)	—	(511)	59

(Gain)/Loss from the sale of vessels, net	—	—	466	(8,017)

Adjusted EBITDA	$7,959	$5,502	$14,525	$14,906

Daily TCE is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. Daily TCE is not calculated in accordance with U.S. GAAP. We utilize daily TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes daily TCE to assist them in making decisions regarding the employment of the vessels. We calculate daily TCE by dividing Revenues, net after deducting Voyage related costs and commissions, by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate utilization (“Utilization”) by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimize the number of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

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EBITDA, Adjusted EBITDA, Opex and daily TCE are not recognized measures under U.S. GAAP and should not be regarded as substitutes for Revenues, net and Net income. Our presentation of EBITDA, Adjusted EBITDA, Opex and daily TCE does not imply, and should not be construed as an inference, that our future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with U.S. GAAP.

Recent Daily Fleet Data:

(Amounts in U.S. dollars per day)		Three months ended September 30,		Nine months ended September 30,
		2022	2023	2022	2023
Eco-Efficient MR2: (2022: 4 vessels)
(2023: 4 vessels)	Daily TCE :	27,050	28,024	20,539	25,941
	Opex per day:	6,890	6,513	6,624	6,805
	Utilization % :	91.3%	98.5%	86.8%	96.3%
Eco-Modified MR2: (1 vessel)
	Daily TCE :	37,958	n/a	33,372	17,058
	Opex per day:	6,294	n/a	7,408	9,327
	Utilization % :	82.6%	n/a	84.6%	79.3%
MR Fleet: (2022: 5 vessels) *
(2023: 5/4 vessels) *	Daily TCE :	29,062	28,024	23,079	25,404
	Opex per day:	6,771	6,533	6,781	6,981
	Utilization % :	89.6%	98.5%	86.4%	95.0%

Average number of MR vessels *		5.0	4.0	5.0	4.3

As of November 20, 2023 our fleet consisted of four eco-efficient MR2 tankers, “Pyxis Lamda”, “Pyxis Theta”, “Pyxis Karteria” and “Pyxis Epsilon”, the latter of which is contracted to be sold in December, 2023, and the dry bulk “Konkar Ormi” delivered to our Joint Venture on September 14, 2023. During 2022 and 2023, the vessels in our fleet were employed under time and spot charters.

* a) Our two small tankers “Northsea Alpha” and “Northsea Beta” were sold on January 28, and March 1, 2022, respectively. Both vessels had been under spot employment for approximately 7 and 36 days, respectively, in 2022 as of the delivery date to their buyer. The small tankers have been excluded in the table calculations for the nine months ended September 30, 2022.

b) In February 2022, the “Pyxis Epsilon” experienced a brief grounding at port which resulted in minor damages to the vessel. The vessel was off-hire for 43 days including shipyard repairs and returned to commercial employment at the end of March 2022.

c) The Eco-Modified “Pyxis Malou” was sold to an unaffiliated buyer on March 23, 2023.

d) The “Konkar Ormi” commenced the initial charter on October 5, 2023 and has been excluded from the above table.

Conference Call and Webcast

Today, Monday, November 20, 2023, at 8:30 a.m. Eastern Time, the Company’s management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Pyxis Tankers” to the operator and/or conference ID 13742545. Click here for additional International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

A webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events Presentations page. A telephonic replay of the conference and accompanying slides will be available following the completion of the call and will remain available until Monday, November 27, 2023.

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Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://www.webcaster4.com/Webcast/Page/2976/49424

The information discussed on the conference call, or that can be accessed through Pyxis Tankers Inc.’s website, is not incorporated into and does not constitute part of this report.

About Pyxis Tankers Inc.

The Company currently owns a modern fleet of four product tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids as well as a controlling interest in a single ship drybulk joint venture. The Company is positioned to opportunistically expand and maximize our fleet due to significant capital resources, competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information on the Company’s website is not incorporated into and does not form a part of this release.

Pyxis Tankers Owned Fleet (as of November 20, 2023)

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter (1) Rate (per day)	Anticipated Earliest Redelivery Date

Pyxis Lamda	SPP / S. Korea	MR	50,145	2017	Spot	$ n/a	n/a
Pyxis Epsilon (2)(3)	SPP / S. Korea	MR	50,295	2015	Time	30,000	Nov 2023
Pyxis Theta (4)	SPP / S. Korea	MR	51,795	2013	Time	29,000	Aug 2024
Pyxis Karteria (5)	Hyundai / S. Korea	MR	46,652	2013	Time	30,000	Jan 2024

			198,887

Joint Venture of DRYKON MARITIME CORP. (60% controlling shareholding)

Konkar Ormi (6)	SKD / Japan	Bulk	63,520	2016	Time	$16,250	Dec 2023

1)	Charter rates are gross in U.S.$ and do not reflect any commissions payable.
2)	“Pyxis Epsilon” is fixed on a time charter for 12 months, +/- 30 days at $30,000 per day.
3)	On September 22, 2023 we announced that it has agreed to sell the vessel “Pyxis Epsilon”, a 2015 built 50,295 dwt. product tanker, for a sale price of $40.75 million in cash to an unaffiliated buyer located in the United States. Completion of the vessel sale, which is subject to customary closing conditions, is expected to occur during December 2023.
4)	“Pyxis Theta” is fixed on a time charter for min 11 max 15 months, at $29,000 per day.
5)	“Pyxis Karteria” was fixed on a time charter for min 150 max 240 days, at $30,000 per day.
6)	“Konkar Ormi” delivered to our Joint Venture on September 14, 2023, and commenced the initial charter on October 5, 2023, which is fixed on a time charter for min 65 days, at $16,250 per day.

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Forward Looking Statements

This press release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will, “should,” “would,” “potential,” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of the war in Ukraine, on our financial condition and operations and the product tanker industry, in general, are forward-looking statements. Such forward-looking statements are necessarily based on estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results may differ, possibly materially, from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. For more information about risks and uncertainties associated with our business, please refer to our filings with the U.S. Securities and Exchange Commission, including without limitation, under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any in information in this press release, including forward-looking statements, to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.

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